Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817

ADDITIONAL INFORMATION

In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction.  Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

FROM:     MIKE BROWN, Sr.

Today, National City Corporation announced plans to acquire Fidelity Bankshares, Inc., a $4.2 billion asset banking institution based in West Palm Beach, Florida.  Fidelity operates 52 branches along the Eastern Coast of Florida, stretching from St. Lucie to Broward County.

While this acquisition is separate from our merger with National City, it further demonstrates their commitment to growth in Florida.  Those of you familiar with Fidelity know it is a well-run institution with significant market share, excellent prospects, and a great fit with Harbor’s footprint.  We believe there are synergies between Harbor Florida and Fidelity, and we look forward to leveraging the opportunities they afford.

We were aware of the company’s discussions with Fidelity and this announcement has no impact on commitments made to Harbor by National City.  It is important to note that as stated by National City, our banks will be run separately for the foreseeable future.

Upon completion of the mergers, we will serve customers through a 92-branch network on Florida’s East Coast and an expanded set of products and services.  While Fidelity and Harbor Florida operate in contiguous markets, there is very little overlap in our locations, and plans to accelerate the growth of our branch network are unchanged.

Thank you for all your help during this transition.  We will make it successful by continuing to give our customers the high level of service they have come to expect.